UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

January 11, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Matthew R. Barger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,245,336 (1)(2)

	6.	Shared Voting Power 390,336 (2)(3)

	7.	Sole Dispositive Power 1,245,336 (1)(2)

	8.	Shared Dispositive Power 390,336 (2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.6% (4)

12.	Type of Reporting Person (See Instructions) I N

(1)	Comprised of 1,242,002 Class A common partnership units in APH and 3,334 shares of Class A common stock directly held.
(2)	Consists of 390,336 Class A common partnership units in APH held by Frog & Peach LLC, of which the reporting person is a member.
(3)	The Class A common partnership units can generally be exchanged for an equivalent number of Class A common stock of the Issuer beginning on March 12, 2014.
(4)	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of Artisan Partners Holdings LP (“APH”) for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014. In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock. As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

Explanatory Note:

The reporting person is filing this report to reflect its beneficial ownership of Class A common stock of the Issuer, as a result of the Class A common partnership units of APH, generally, becoming exchangeable for shares of Class A common stock of the Issuer on a one-for-one basis on March 12, 2014 (the one year anniversary of the closing of the Issuer’s initial public offering). By virtue of Rule 13d-3 under the Act, the reporting person is deemed to beneficially own shares of Class A common stock issuable to him within 60 days. In accordance with Rule 13d-3, in determining the reporting person’s percentage of beneficial ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding Class A common stock. As a result, the reporting person was deemed to have become the beneficial owner of greater than 5% of the outstanding shares of Class A common stock on January 11, 2014 (60 days prior to the date upon which the partnership units become exchangeable for Class A common stock). The reporting person has not purchased or otherwise acquired any securities of the Issuer since the closing of the Issuer’s initial public offering.

The beneficial ownership percentage calculated in accordance with Rule 13d-3 does not reflect a partnership unit holder’s actual economic or voting interest in the Issuer. The reporting person holds one share of Class C common stock of the Issuer for each Class A common partnership unit. The Class C common shares entitle the holder to one vote per share.

Item 1.

	(a)	Name of Issuer Artisan Partners Asset Management Inc.
	(b)	Address of Issuer’s Principal Executive Offices 875 E. Wisconsin Avenue, Suite 800, Milwaukee, WI 53202

Item 2.
	(a)	Name of Person Filing Matthew R. Barger
	(b)	Address of Principal Business Office or, if none, Residence One Maritime Plaza, Suite 1350, San Francisco, CA 94111
	(c)	Citizenship USA
	(d)	Title of Class of Securities Class A common stock, $0.01 par value per share
	(e)	CUSIP Number 04316A-108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,635,672
	(b)	Percent of class: 7.6% (1)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,245,336 (2)(3)
		(ii)	Shared power to vote or to direct the vote 390,336 (3)(4)
		(iii)	Sole power to dispose or to direct the disposition of 1,245,336 (2)(3)
		(iv)	Shared power to dispose or to direct the disposition of 390,336 (3)(4)
_______________

(1)  Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of Artisan Partners Holdings LP (“APH”) for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014. In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock. As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

(2)  Comprised of 1,242,002 Class A common partnership units in APH and 3,334 shares of Class A common stock directly held.

(3)  Consists of 390,336 Class A common partnership units in APH held by Frog & Peach LLC, of which the reporting person is a member.

(4)  The Class A common partnership units can generally be exchanged for an equivalent number of Class A common stock of the Issuer beginning on March 12, 2014.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/21/2014
Date

/s/ Matthew R. Barger
Matthew R. Barger